Via Telecopy
1-202-772-9202

February 22, 2006

David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re;      Flanigan's Enterprises, Inc.    ("Flanigan's")
         Form 10-K for the fiscal year ending October 1, 2005
         File No. 01-06836

Dear Mr. Humphrey,

This letter will acknowledge receipt of your comment letter of February 8, 2006 and provide Flanigan's response thereto.

Item 1. Business
----------------
Investment in limited Partnerships
----------------------------------
Miami, Florida, page 7
----------------------

1. In our discussion of the substantial structural deficiencies found in the building premises of the Miami, Florida location, it is noted that during the third quarter of fiscal year 2004, Flanigan's, as general partner of the limited partnership, and the landlord agreed upon the structural repairs required, as set forth by the landlord's engineering firm, and to equally share the cost thereof, notwithstanding Flanigan's belief that structural repairs are the responsibility of the landlord. The landlord denied responsibility for the structural repairs and management elected to share the cost of the same to expedite the repairs. During the fourth quarter of fiscal year 2004, the landlord's contractor made the structural repairs, with the limited partnership paying its share of such cost, approximately $55,000, to the landlord, which amount was capitalized into leasehold improvements. No amortization has been recognized to date. After the structural repairs were completed by the landlord's contractor, the limited partnership submitted its building plans to renovate the business premises for operation of a "Flanigan's Seafood Bar and Grill" restaurant. The building plans were not processed because there were structural problems that had not been addressed and others that had not been adequately rectified. The landlord refused to participate in further structural repairs to the business premises and Flanigan's, as general partner of the limited partnership, elected to proceed with the additional structural repairs, while preserving its right to pursue a claim against the landlord for its share of the structural repairs, as previously agreed. To date, the limited partnership has received nothing from the landlord on account of the additional

David R. Humphrey
February 22, 2006
Page 2

         structural repairs and the landlord is denying liability for the same. As a result of the denial of liability by the landlord, nothing has been accrued. The amount to be received from the landlord, if any, is speculative, but will be recognized when and if received.

         To clarify the status of Flanigan's claim against the landlord, the disclosure for this location set forth in Form 10-Q for the quarter ending December 31, 2005, Note 5, Investment in Limited Partnership, Miami, Florida, at page 10, specifically provides that the landlord has denied liability for any share of the additional structural repairs, nothing has been received from the landlord on account thereof and no accrual has been made, as the amount of any recovery is speculative.

2.       New Limited Partnership Restaurants, at page 32
         -----------------------------------------------

         As noted in our discussion of new limited partnership restaurants, pre-opening rent is generally less for new leases than for the purchase of existing restaurants, which include the assumption of an existing lease. Most new locations involve the purchase of an existing restaurant, with the restaurants in Wellington, Florida and Stuart, Florida being recent exceptions. With the purchase of an existing restaurant and the assumption of a lease, there generally is no delay or reduction in rent and the rent is expensed straight line over the remaining term of the lease. New leases generally include a delay or reduction in the payment of rent during "pre-opening or construction" periods. The delay and/or reduction in the payment of rent is a matter of negotiation, but is always for a period of time which expires the earlier of the time period negotiated or the date the restaurant opens for business. There is no delayed or reduced rent once the restaurant opens for business.

         a.       Miami, Florida

         The new restaurant location in Miami, Florida, which has been undergoing structural repairs and has taken significantly longer to renovate and open for business than originally anticipated, was acquired through purchase of an existing restaurant. The limited partnership assumed the lease for the business premises, with Flanigan's having to guaranty the terms of the same. Full rent has been paid since the limited partnership assumed this lease, with no delay or reduction of rent at any time. The rent has therefore been expensed straight line over the term of the lease commencing with the date the limited partnership assumed the same.

         To clarify the fact that the rent paid and expensed for the new restaurant location in Miami, Florida represents the full rent, the discussion of "pre-opening rent" paid for this location set forth in Form 10-Q for the quarter ending December 31, 2005, Item 2, Management Discussion and Analysis of Financial Condition and Results of Operation, New Limited Partnership Restaurants, on page 19, specifically provides that the rent paid

David R. Humphrey
February 22, 2006
Page 3

         during the quarter, ($51,000), represents the full rent due pursuant to the lease. Future disclosure will acknowledge the same, until this location opens for business.

         b.       Wellington, Florida

         The restaurant in Wellington, Florida was acquired through the entry of a new lease. No existing restaurant was involved. As a part of the negotiation of the lease, a "construction period" equal to the earlier of six (6) months from the date the limited partnership took possession of the business premises, which occurred on or about October 1, 2004, versus the date the restaurant opened for business was originally provided for the commencement of rent. This provision was later amended to the earlier of seven (7) months from the date the limited partnership took possession of the business premises versus the date the restaurant opens for business. Rent commenced on May 1, 2005 or seven (7) months from the date the limited partnership took possession of the business premises, which was less than one (1) month before the restaurant opened for business. Flanigan's, as general partner of the limited partnership, began expensing the rent straight line over the term of the lease, commencing with the date the rental payments began, rather than the date it took possession of the business premises. Rent expense during fiscal year 2005 was in the amount of $90,000, whereas it would have been $210,000 if the rent had been expensed straight line from the date the limited partnership took possession of the business premises, a difference of $120,000 in rent expense and an associated difference of $88,800 in minority interest in earnings of consolidated limited partnerships, the net effect of such being $31,200, which management considers immaterial. In addition, rent expense through the remaining term of the lease, including renewal options, will be approximately $6,500 more annually as a result of the rent expense commencing on the date rental payments began rather than the date the limited partnership took possession of the business premises, an amount management also considers immaterial.

         c.       Stuart, Florida

         The restaurant in Stuart, Florida was also acquired through the entry of a new lease. No existing restaurant was involved. As a part of the negotiation of the lease, a "construction period" equal to the earlier of three (3) months from the date of execution of the lease on July 1, 2003, versus the date the restaurant opened for business was provided for the commencement of rent. Rent commenced on October 1, 2003, or three (3) months from the date of execution of the lease, which was approximately three (3) months before the restaurant opened for business. Flanigan's, as general partner of the limited partnership, began expensing the rent straight line over the term of the lease, commencing with the date the rental payments began, rather than the date it took possession of the business premises. There was no rent expense during fiscal year 2003, whereas it would have been approximately $16,800 if the rent had been expensed straight

David R. Humphrey
February 22, 2006
Page 4

         line from the date the limited partnership took possession of the business premises. The associated change to minority interest in earnings of consolidated limited partnerships would have been a reduction of $14,800, resulting in a net effect of $2,000, an amount management considers immaterial. In addition, rent expense through the remaining term of the lease, including renewal options, will be approximately $700 more annually as a result of the rent expense commencing on the date rent commenced rather than the date the limited partnership took possession of the business premises.

The pro-forma effect of the rent being expensed straight line over the term of the leases for the restaurant locations in Stuart, Florida, Wellington, Florida and Miami, Florida commencing with the date of occupancy, rather than the date the rental payments began, for the fiscal years ending September 27, 2003, October 2, 2004 and October 1, 2005 are as follows:

                                                      Fiscal 2005                  Fiscal 2004
                                               Actual         Pro-Forma      Actual         Pro-Forma
                                               ------------------------------------------------------
Revenues                                        49,032,000     49,032,000     45,933,000     45,933,000
                                               -----------    -----------    -----------    -----------
Costs and Expenses:
         Cost of merchandise sold:
                  Restaurants & Lounges         12,502,000     12,052,000     12,002,000     12,002,000
                  Package goods                  8,436,000      8,436,000      7,870,000      7,870,000
         Payroll and Related Costs              13,636,000     13,636,000     12,523,000     12,523,000
         Occupancy costs                         2,853,000      2,972,000      2,740,000      2,739,000
         Selling, general and administrative     9,439,000      9,439,000      9,525,000      9,525,000
                                               -----------    -----------    -----------    -----------
                                                46,866,000     46,985,000     44,660,000     44,659,000
                                               -----------    -----------    -----------    -----------
Income from Operations                           2,166,000      2,047,000      1,273,000      1,274,000
                                               -----------    -----------    -----------    -----------
Other Income (Expense):                           (516,000)      (427,000)      (663,000)      (663,000)
                                               -----------    -----------    -----------    -----------
Income Before Provision for Income Taxe          1,650,000      1,620,000        610,000        611,000
                                               -----------    -----------    -----------    -----------
Provision for Income Taxes                         543,000        533,000        170,000        170,000
                                               -----------    -----------    -----------    -----------
Net Income                                       1,107,000      1,087,000        440,000        441,000
                                               ===========    ===========    ===========    ===========

                                                            Fiscal 2003
                                                       Actual         Pro-Forma
                                                       ------         ---------

Revenues                                               40,253,000     40,253,000
                                                       ----------     ----------
Costs and Expenses:
         Cost of merchandise sold:
                  Restaurants & Lounges                 9,978,000      9,978,000
                  Package goods                         7,136,000      7,136,000
         Payroll and Related Costs                     11,423,000     11,423,000
         Occupancy costs                                2,158,000      2,175,000
         Selling, general and administrative            7,534,000      7,534,000
                                                       ----------     ----------
                                                       38,229,000     38,246,000
                                                       ----------     ----------
Income from Operations                                  2,024,000      2,007,000

David R. Humphrey
February 22, 2006
Page 5

                                                     Fiscal 2003       (cont'd)
                                                     Actual          Pro-Forma

                                                     ----------      ----------
Other Income (Expense):                                (594,000)       (579,000)
                                                     ----------      ----------
Income Before Provision for Income Taxes              1,430,000       1,428,000
                                                     ----------      ----------
Provision for Income Taxes                              542,000         541,000
                                                     ----------      ----------
Net Income                                              888,000         887,000
                                                     ==========      ==========

For all future leases, rent will be expensed straight line over the term of the lease commencing with the date of occupancy by Flanigan's or its consolidated limited partnerships.

Consolidated Statements of Income, page F-3
-------------------------------------------
3. In Flanigan's filing on Form 10-Q for the quarter ending December 31, 2005, minority interests in earnings of consolidated limited partnerships has been presented after provisions for income tax and will continue to be presented after provision for income tax in all future filings.

         Losses on abandonment of property and equipment will be a component of income from operations in future filings, where there are losses on abandonment of property and equipment to report. The Consolidated Condensed Statements of Income in Flanigan's filing on Form 10-Q for the quarter ending December 31, 2005, does not include a line item for losses on abandonment of property and equipment because there were no losses on abandonment of property and equipment during the quarter ending December 31, 2005 or the comparative quarter ending January 1, 2005.

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------
Inventories, page F-7
---------------------
4. Flanigan's inventory consists primarily of liquor and wine products, which management believes do not become excessive or obsolete. In future annual reports on Form 10-K, management will disclose that Flanigan's inventory consists primarily of liquor and wine inventory and as such, does not become excessive or obsolete that would require identifying and recording the same.

         In future reports on Form 10-K, management will also disclose that franchise royalties are "earned" when sales are made by limited partnerships and franchisees. This applies to both restaurant and liquor package sales. Franchise royalties are paid weekly, in arrears. Flanigan's manages the books and records of all limited partnerships and franchises, including collecting funds generated by the same. As a result, franchise royalties are paid to Flanigan's on a weekly basis and the franchise royalties are never delinquent. Thus, revenues booked for franchise royalties are consistently one (1) week

David R. Humphrey
February 22, 2006
Page 6

         in arrears, in the approximate amount of $20,000, which amount is considered immaterial by management.

Note 5.   Investments in Limited Partnerships
---------------------------------------------
Pinecrest, Florida, page F-16
-----------------------------
5. With regard to the purchase of the existing restaurant in Pinecrest, Florida, please note as follows in response to your inquiries:

         a. The $340,000 was the total purchase price, which was allocated entirely to the purchase of the under-market lease. The purchase price was not allocated to any other assets, which included furniture, fixtures, equipment and all transferable licenses, because the furniture, fixtures and equipment were disposed of by the limited partnership for nominal value and the licenses, including restaurant liquor license have no market value. Restaurant liquor licenses are issued to anyone who qualifies for the same. In addition, with the exception of the obligation under the lease which was assumed by the limited partnership and guaranteed by Flanigan's, no liabilities were assumed by the limited partnership or Flanigan's.

         b. Management determined that the lease purchased was an under-market lease from lease rentals in the same shopping center and its familiarity with rental rates the immediate area. The lease purchased was executed in 1991 and does not provide for any rental increases over the term of the same. The rental rate is approximately $20.00 per square foot and rentals within the same shopping center were, at the time of the closing of the purchase of the existing restaurant, $45.00
                  - $50.00 per square foot. The lease purchased also provides for percentage rent equal to 5 1/2% of gross sales less base rent paid and even estimating the percentage rent that should be payable by the limited partnership, the rent per square foot will still only be approximately $26.00 per square foot, which is still well below the market rental value for the property.

         c. The terms of the lease were not re-negotiated at the time of the purchase or at any time thereafter.

         d. No amortization was recorded against the purchase price for this under-market lease because it was anticipated that the amortization would begin during the month that the restaurant opened for business. Please note that the full rent has been paid since the purchase of the lease and expensed as paid. It has taken far longer to renovate the business premises than originally expected as a result of the structural problems found when the interior improvements were removed to prepare the same for renovations.

David R. Humphrey
February 22, 2006
Page 7

                  In response to your comment letter, amortization of the cost of the lease began October 2, 2005 and is reported in depreciation and amortization in Form 10Q for the quarter ending December 31, 2005 in the approximate amount of $5,300. The amortization is straight line over the balance of the term of the lease as of October 2, 2005 or a period of approximately 15 1/2 years. The annual amortization of the lease is approximately $21,000. If the amortization had commenced immediately subsequent to the closing of the purchase of the same in November, 2003, the annual amortization would have been approximately $19,500. For each of the fiscal years ending October 2, 2004 and October 1, 2005, Flanigan's would have recorded additional amortization in the amount of $19,500, an amount management considers immaterial. Furthermore, for fiscal year 2006 and each fiscal year thereafter throughout the term of the lease, (approximately 15 1/2 years), amortization will be approximately $1,500 higher than it would have been if the amortization had commenced upon the closing of the purchase of the lease, before consideration of minority interests, an amount management also considers immaterial.

Wellington, Florida, page F-18
------------------------------
6. The limited partnership owning the restaurant in Wellington, Florida raised the aggregate sum of $1,850,000 from its private offering to renovate and open its restaurant for business. Of the funds raised, Flanigan's invested $485,000 in this limited partnership for a 26% interest in the same. The funds raised apart from Flanigan's, in the sum of $1,365,000, are reflected in the Consolidated Statements of Cash Flow, Cash Flows from Investing Activities, Proceeds from Limited Partnership Interests, page F-5. Flanigan's interest in this limited partnership, which appears on its books and records as an investment in this limited partnership, is eliminated on consolidation.

General
-------
7. In future filings on Form 10-K, Schedule II - Valuation and qualifying accounts, will be included.

Finally, this letter also acknowledge that (i) Flanigan's is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the period ending October 1, 2005; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to this filing; and (iii) Flanigan's may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

I trust that this letter is responsive in all respects to your comment letter of February 8, 2006 concerning Flanigan's annual report on Form 10-K for the period ending October 1, 2005. Notwithstanding, should you have any further questions or comments, please do not hesitate to contact me. Your assistance and guidance in this matter is appreciated.

David R. Humphrey
February 22, 2006
Page8

Very truly yours,
FLANIGAN'S ENTERPRISES, INC.



Jeffrey D. Kastner
Chief Financial Officer and Secretary
JDK/lfk

cc:      Jimmy Flanigan, President
         Augie Bucci, Chief Operating Officer
         Donna Willem, Controller
         Chris O'Neil, Supervisor
         Betsy Bennett,
             Bennett Consulting
         Ilyssa Blum CPA
             Rachlin Cohen & Holtz LP